UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

( Amendment No.  1 )*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

GEORGIA EXPLORATION, INC.
(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

373180108
(CUSIP Number)

Bassam Nastat
4801 Woodway Drive, Suite 306W
Houston, Texas 77056
(713) 355-7001
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 30, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ❑.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note:  This Schedule 13D/A amends the Schedule 13D filed on January 16, 2007.

CUSIP No.:	373180108

(1)	Names of Reporting Persons: Bassam Nastat
I.R.S. Identification Nos. of Above Persons (entities only): N/A

(2)	Check the Appropriate Box if a Member of a Group:
(a) ❑ (b) ❑

(3)	SEC Use Only

(4)	Source of Funds: OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ❑

(6)	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:
(7)	Sole Voting Power: 7,500,000
(8)	Shared Voting Power: 4,039,053
(9)	Sole Dispositive Power: 7,500,000
(10)	Shared Dispositive Power: 4,039,053

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,519,526.5

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☑

(13)	Percent of Class Represented by Amount in Row (11): 19.3%

(14)	Type of Reporting Person: IN

CUSIP No.:	373180108

(1)	Names of Reporting Persons: Orbit Energy, LLC
I.R.S. Identification Nos. of Above Persons (entities only):

(2)	Check the Appropriate Box if a Member of a Group:
(a) ❑ (b) ❑

(3)	SEC Use Only

(4)	Source of Funds: OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ❑

(6)	Citizenship or Place of Organization: State of Nevada

Number of Shares Beneficially Owned by Each Reporting Person With:
(7)	Sole Voting Power: 4,039,053
(8)	Shared Voting Power: 0
(9)	Sole Dispositive Power: 4,039,053
(10)	Shared Dispositive Power: 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,039,053

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ❑

(13)	Percent of Class Represented by Amount in Row (11): 8.2%

(14)	Type of Reporting Person: CO

Item 1.  Security and Issuer

This Amendment to Schedule 13D relates to common stock, par value $0.001 per share, of Georgia Exploration, Inc., a Nevada corporation (the “Issuer”), whose principal executive offices are located at 4801 Woodway Drive, Suite 306W, Houston, Texas 77056.

Item 2.  Identity and Background

(a)	Name:

(i) Bassam Nastat
(ii) Orbit Energy, LLC (“Orbit”)

(b)	Business address:

(i) 4801 Woodway Drive, Suite 306W, Houston, Texas 77056
(ii) The principal business and office address of Orbit is 4801 Woodway Drive, Suite 305W, Houston, Texas 77056.

(c)	Present principal occupation:
(i) Director and President of Georgia Exploration, Inc.
(iii) Orbit is an oil and gas exploration and development company.

(d)	Whether or not, during the past five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours):
(i) No.
(ii) No.

(e)

Whether or not, during the past five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws:

(i) No.
(ii) No.

(f)	Citizenship:
(i) Canadian
(ii) Orbit was incorporated in the State of Nevada.

Item 3. Source and Amount of Funds or Other Consideration

On January 30, 2007, and pursuant to a purchase and sale agreement of the Issuer, Wharton Resources LP (“Wharton”), and Orbit, the Issuer issued 4,039,053 shares of common stock and a convertible unsecured debenture in the principal amount of US$2,000,000 convertible into 2,000,000 shares of common stock of the Issuer to Orbit.  Paragon Capital, LLC is a 50% member of Orbit and Mr. Nastat serves as the manager of Paragon Capital, LLC.   The information contained in Exhibit 1 listed in Item 7 below is hereby incorporated by reference to this Item 3.

Item 4. Purpose of Transaction

The securities acquired by the reporting persons were acquired for investment purposes. The information contained in Exhibit 1 listed in Item 7 below is incorporated by reference to this Item 4. Except as set forth in this Amendment to Schedule 13D and in the attached exhibits, the reporting persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.  Each of the reporting persons may, at any time, review or reconsider his or its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but such persons have no present intention of doing so.

Item 5.   Interest in Securities of the Issuer

(a)
(i) Mr. Nastat is the beneficial owner of 9,519,526.5 shares of common stock, or 19.3% of the Issuer’s outstanding common shares as of January 30, 2007.
(ii) Orbit is the beneficial owner of 4,039,053 shares of common stock, or 8.2% of the Issuer’s outstanding common shares as of January 30, 2007.

(b)

(i)  Mr. Nastat has:

      Shared power to vote or to direct the vote of 4,039,053 shares of common stock.

      Sole power to vote or to direct the vote of 7,500,000 shares of common stock.

      Shared power to dispose or to direct the disposition of 4,039,053 shares of common stock.

      Sole power to dispose or to direct the disposition of 7,500,000 shares of common stock.

(ii)  Orbit has:

        Shared power to vote or to direct the vote of 0 shares of common stock.

        Sole power to vote or to direct the vote of 4,039,053 shares of common stock.

        Shared power to dispose or to direct the disposition of 0 shares of common stock.

        Sole power to dispose or to direct the disposition of 4,039,053 shares of common stock.

(c)

(i)  Except as described in Item 3 above and in the Schedule 13D filed on January 16, 2007,
       Mr. Nastat did not effect any transactions in the Issuer’s common stock during the sixty (60) days preceding the date of this Amendment to Schedule13D.

(ii) Except as described in Item 3 above, Orbit did not effect any transactions in the Issuer’s common stock during the sixty (60) days preceding the date of this Amendment to Schedule 13D.

(d)	N/A

(e)	N/A

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of       the Issuer

Except as described in Item 3 above and in the Schedule 13D filed on January 16, 2007, there are no contracts, arrangements, understandings or relationships among the reporting persons and/or between such persons and any person with respect to any securities of the Issuer.

Item 7.   Materials to Be Filed as Exhibits

1.

Agreement of Joint Filing.

2.

Purchase and Sale Agreement between Georgia Exploration, Inc., Wharton Resources LP, and Orbit Energy, LLC dated January 30, 2007 incorporated by reference to Exhibit 10.1 to the Form 8-K of the Issuer, filed with the SEC on February 5, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2007

      /s/ Bassam Nastat

Bassam Nastat

ORBIT ENERGY, LLC

By: /s/ Greg A. Thompson

Its: Manager

Print Name: Greg A. Thompson

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.